Exhibit 99.1

Dear shareholders, employees, colleagues and friends,

Ceflatonin® is entering an exciting phase in its product development

Ceflatonin® has advanced through phase 1/2 clinical trials with positive results and has now entered the final clinical trial stage (phase 2/3). If this trial is successful, we hope to make an application for US Food and Drug Administration (FDA) approval by the second half of 2007.

The phase 1/2 results suggest that Ceflatonin® may offer a new treatment option for people suffering from chronic myeloid leukaemia (CML).

Until recently, Gleevec® (imatinib mesylate) – a specific, targeted tyrosine kinase inhibitor (TKI) – stood alone as the “Gold Standard” for the treatment of CML. While the US FDA approved a second TKI therapeutic (dasatinib, branded Sprycel®) in late June 2006, new treatments are still needed.

It has been discovered that patients who respond to Gleevec® still have residual cancer cells resident within their bone marrow that, over time, can trigger a progression in their disease. These residual CML cells develop point mutations that make them resistant to Gleevec®.

The most common of these point mutations, T315I, also confers resistance to several other tyrosine kinase inhibitors, and the prevalence of this mutation is growing (20% of patients lacking the T315I mutation prior to treatment with dasatinib developed the mutation while on clinical study).

Ceflatonin®, with a mechanism of action quite different from tyrosine kinase inhibitors, is not only active as a single agent against both chronic and accelerated phase CML – it remains active in TKI-resistant CML, including patients with the T315I mutation.

Breaking news last month (July 2006) highlighted another reason that alternatives to Gleevec® or strategies that limit the use of that drug may be needed. The respected journal Nature Medicine published results indicating that some patients taking Gleevec® experienced serious damage to the heart.

Ceflatonin®’s market potential is further strengthened by clinical results showing that it inhibits in vitro CML cell lines which are resistant to Gleevec® and shows synergistic or additive effects with Gleevec® in CML cell lines and in blast cells derived from patients with advanced disease. The effects might be useful to treat the disease at the molecular level. Experts believe such combination therapies may be required, if cure is to be achieved in CML. Moreover data from laboratory experiments suggest that the sequential use of Ceflatonin® and Gleevec® is able to overcome Gleevec® resistance and might restore sensitivity to the drug.

Thus, it is hypothesized that the combination of these drugs may be useful in early stage CML, to manage or to prevent emerging TKI resistance, while effectively treating the disease. If development efforts with Ceflatonin® are successful, both strategies open the door to its use in CML patients.

Ceflatonin® is currently the most advanced drug in development for CML patients with the T135I resistance mutation; if positive, it may provide ChemGenex with a path towards an initial market approval.

ChemGenex launched trials for Ceflatonin® in June of this year, which we hope will support its market approval. This new, multi-national phase 2/3 clinical trial is being conducted in both the United States and Europe and is enrolling up to 81 CML patients who have the T315I BCR-ABL mutation. To help expedite enrolment in this study, we have teamed with MolecularMD, Inc., a leading provider of molecular diagnostic services, to help identify CML patients with the mutation. We are also planning to conduct a second potentially registration-directed trial in patients who are resistant to Sprycel®, as well as to Gleevec®.

If the studies are successful and the FDA agrees with our plans, we hope to file an application for FDA approval of Ceflatonin® by the end of 2007. Additionally, we are conducting phase 2 trials for Ceflatonin® in combination with Gleevec®, to assess the activity of the combination therapy in CML patients, including activity at the molecular level.

We believe that Ceflatonin® has the potential to address an important market opportunity. In the United States alone, there are approximately 4,600 new cases of CML each year, and experts estimate that in 2006, there will be a total of 50,000 US CML patients. Gleevec® achieved global sales of approximately $2.2 billion in 2005.

ChemGenex is excited about the potential offered by Ceflatonin® for further extending the gains made in recent years in CML, as well as for its potential in treatment of acute leukemia.

We look forward to sharing the progress of the Ceflatonin® phase 2/3 trials with our shareholders over the coming months.

ChemGenex – playing a part in the battle against cancer

Understanding serious diseases at the level of genes and proteins is beginning to produce real advancements for patients. Nowhere is this truer than in the field of cancer, where targeted therapeutics are helping to turn once-dreaded diseases into more manageable, chronic conditions.

In diseases like CML (chronic myeloid leukemia), where clear successes have been achieved, the need for better therapies still remain. Such is the focus of ChemGenex’s development efforts with Ceflatonin®.

ChemGenex’s Mission

Our mission at ChemGenex is to develop targeted medicines for the treatment of cancer, diabetes, obesity and depression. By focusing on validated targets in diseases with genetic components, we seek to bring targeted therapeutics to market that address chronic diseases with high unmet medical need. Our clinical pipeline of cancer drugs, coupled with our partnered discovery and development programs in diabetes and depression, provide us with a solid foundation to meet these objectives.

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals.

Gleevec® is a registered trademark of Novartis AG.

Sprycel® is a registered trademark of Bristol-Myers Squibb Company.